UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45254P508

(CUSIP Number)

November 15, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons Carole M. Pickup 2011 Revocable Trust dated May 16, 2011
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,992,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,992,000
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.0% (1)
12	Type of Reporting Person (See Instructions) OO

(1)

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 33,268,534 shares of the Common Stock outstanding as of November 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 14, 2021.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Impac Mortgage Holdings, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Carole M. Pickup 2011 Revocable Trust dated May 16, 2011 (the “Trust”), with respect to the Common Stock, par value $0.01 per share, of the Company. Carole M. Pickup is the Trustee of the Trust, and may be deemed to be the beneficial owner of the shares of Common Stock owned by the Trust.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Trust is 2501 Monaco Drive, Laguna Beach, California 92651.

(c)	Citizenship:

The Trust is a trust organized under the laws of the State of California.

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

45254P508

Item 3.

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,992,000

(b)	Percent of Class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,992,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,992,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2022

CAROLE M. PICKUP REVOCABLE TRUST DATED MAY 16, 2011

By:	/s/ Carole M. Pickup

Name:	Carole M. Pickup

Its:	Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).